Filed Pursuant to Rule 424(b)(3)

Registration No. 333-114281

PROSPECTUS

1,000,000 Shares

DDi Corp.

Common Stock

This prospectus relates to resales of shares of common stock previously issued by DDi Corp. to funds affiliated with Fidelity Investments in a private placement completed in January 2004.

The prices at which the selling stockholders may sell the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of any of the shares. We have agreed to bear the expenses of registering the shares covered by this prospectus under federal and state securities laws.

The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling stockholders may offer the shares for sale. The selling stockholders may sell any, all or none of the shares offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “DDIC.” The last reported sale price of our common stock on the Nasdaq National Market on April 13, 2004 was $11.47 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We urge you to carefully read the “ Risk Factors” section beginning on page 3 before you make any decision to invest in our common stock.

The date of this prospectus is April 19, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

When used in this prospectus, the terms “DDi,” “DDi Corp.,” “we,” “our” and “us” refer to DDi Corp. and its consolidated subsidiaries, unless otherwise specified. As used in this Prospectus, “Dynamic Details” refers to Dynamic Details Incorporated, a California corporation and an indirect wholly-owned subsidiary of DDi Corp., “DDi Capital” refers to DDi Capital Corp., a California corporation and an indirect wholly-owned subsidiary of DDi Corp., and “DDi Europe” refers to DDi Europe Limited, a United Kingdom corporation and a direct, wholly-owned subsidiary of DDi Corp.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It may not contain all the information that may be important to you. You should read the entire prospectus and the information incorporated in this prospectus by reference carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 3 of this prospectus, before making an investment decision.

Our Company

We are a provider of time-critical, technologically advanced printed circuit board engineering and manufacturing services. We specialize in engineering and fabricating complex multi-layer printed circuit boards on a quick-turn basis—with lead times as short as 24 hours. We have approximately 1,500 customers in the communications and networking, high-end computing, medical, test and industrial instruments, military and aerospace equipment markets. Our experience in providing our customer base with an average of 70 new printed circuit board designs tooled per day has enabled us to accumulate significant process and engineering expertise. Our core strength is developing innovative, high-performance solutions during the engineering, test and launch phases of our customers’ new electronic product development. Our entire organization is focused on rapidly and reliably filling complex customer orders and building long-term customer relationships. Our global engineering capabilities and highly scalable manufacturing facilities in the United States, Canada and Europe enable us to respond to time-critical orders and technology challenges for our customers.

Our Customer Solution

Our customer solution combines reliable, time-critical service, industry-leading engineering expertise and advanced process and manufacturing technologies. We play an integral role in our customers’ product development and manufacturing strategies. We believe our core strengths in the engineering, test and launch phases of new electronic product development provide a competitive advantage in delivering our services to customers in industries characterized by rapid product introduction and strong growth. Our customers benefit from the following:

•	Time-Critical Service. We specialize in providing time-critical, or quick-turn, printed circuit board engineering and manufacturing services. Our engineering, fabrication, assembly, manufacturing, quotation and sales systems are designed to respond to customers’ needs with quick-turn services. Our personnel are trained and experienced in providing our services with speed and precision. For example, we are able to issue price quotes to our customers in hours, rather than days. Approximately 50% of our net printed circuit board sales in 2003 were generated from services delivered in 10 days or less, and we fill many of our customers’ orders in as little as 24 hours.

•	Customized Engineering Solutions. We are actively involved in the early stages of our customers’ product development cycles. This positions us at the leading edge of technology innovation in the engineering of complex printed circuit boards. Our engineering and sales teams collaborate to identify the specific needs of our customers and work with them to develop innovative, high performance solutions. This method of product development provides us with an in-depth understanding of our customers’ businesses and enables us to better anticipate and serve their needs.

•	Advanced Manufacturing Technology. We maintain a strong commitment to research and development and focus on enhancing existing capabilities as well as developing new technologies. We are consistently among the first to adopt advances in printed circuit board manufacturing technology. For example, we believe that we are the only company in North America that manufactures printed circuits boards utilizing stacked microvia, or SMV™, technology.

Our Services

Quick-turn Printed Circuit Board Engineering and Fabrication

•	Prototype Fabrication Services. We engineer and manufacture highly complex, technologically advanced multi-layer printed circuit board prototypes on a quick-turn basis. These prototypes are used in the design, testing and launch phases of new electronic products. Our advanced development and manufacturing technologies facilitate production with delivery times ranging from 24 hours to 10 days.

•	Pre-production Fabrication Services. We offer quick-turn pre-production fabrication services to our customers when they introduce products to the market and require larger quantities of printed circuit boards in a short period of time. Our pre-production services typically include manufacturing 500 to 5,000 printed circuit boards per order with delivery times ranging from two to 20 days.

Value-Added Services

•	Assembly Services. We complement our quick-turn printed circuit board fabrication business with time-critical printed circuit board assembly. We also build, configure and test electronic products and assemblies. These services provide significant value to our customers by accelerating their products’ time to market.

•	Transition Services. We provide our customers with seamless access to volume printed circuit board manufacturing capabilities located in Asia. Through a single purchase order, our customers can place prototype work with us and still benefit from volume production done by an Asia-based manufacturer.

Our Strategy

Our goal is to be the leading provider of time-critical, technologically advanced printed circuit board engineering and manufacturing services. To pursue this strategy, we intend to:

•	focus on time-critical services that command a premium, generate higher margins, target more stable market segments and are more resistant to pricing pressure and commoditization;

•	maintain leadership in manufacturing technologies to position ourselves as an industry innovator in providing time-critical, technologically-advanced services;

•	continue to serve a large, diverse customer base to reduce end-market and customer concentration risk; and

•	pursue new customers and further penetrate high-growth end-markets characterized by rapid product introduction cycles.

Our Address

We are a Delaware Corporation incorporated in 2000. Our predecessor corporation was organized in 1978. Our principal executive office is located at 1220 Simon Circle, Anaheim, California 92806 and our telephone number is (714) 688-7200. We maintain a website on the Internet at www.ddiglobal.com. Our website, and the information contained therein, is not a part of this Prospectus.

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below and the other information in this prospectus and incorporated by reference before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us on the date of this prospectus or that we currently consider immaterial may also impair our business operations. If any of the following risk events identified below actually occur, our business, financial condition or results of operation would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Company

We recently emerged from a Chapter 11 Bankruptcy reorganization and have a history of losses.

We sought protection under Chapter 11 of the U.S. Bankruptcy Code in August 2003. We incurred net losses of approximately $288.1 million and $85.1 million during the fiscal years ended December 31, 2002 and December 31, 2001, respectively. On December 12, 2003, we emerged from Chapter 11 protection pursuant to our plan of reorganization, under which our equity ownership and capital structure was significantly altered and four new independent directors were elected to our seven member board. Our return to profitability is not assured and we cannot assure you that we will grow or achieve profitability in the near future, or at all.

Our Chapter 11 reorganization and uncertainty over our financial condition may harm our businesses and our customer relationships.

Any adverse publicity or news coverage regarding our recent Chapter 11 reorganization and financial condition could have an adverse effect on parts of our business. Due to the potential effect of that publicity, we may find it difficult to maintain relationships with existing customers or obtain new customers. Although we have successfully consummated our plan of reorganization, there is no assurance that any such negative publicity will not adversely impact our results of operations or have a long-term negative effect on our businesses or customer relationships in the future.

If the demand for our customers’ products decline, demand for our products will be similarly affected and our revenues, gross margins and operating performance will be adversely affected.

Our customers that purchase printed circuit board engineering and manufacturing services from us are subject to their own business cycles. Some of these cycles show predictability from year to year. However, other cycles, are unpredictable in commencement, depth and duration. A downturn, or any other event leading to additional excess capacity will negatively impact our revenues, gross margins and operating performance

We cannot accurately predict the continued demand for our customers’ products, and the demands of our customers for our products and services. As a result of this uncertainty, our past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows.

Unless we are able to respond to technological change at least as quickly as our competitors, our services could be rendered obsolete, which would reduce our revenue and operating margins.

The market for our services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet evolving customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We are more leveraged than some of our principal competitors, and therefore may not have the financial flexibility to respond to technological changes as quickly as these competitors.

In addition, the printed circuit board engineering and manufacturing services industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that any investments in new technologies will result in commercially viable technological processes.

We may experience significant fluctuation in our revenue because we sell primarily on a purchase order basis, rather than pursuant to long-term contracts.

Our operating results fluctuate because we sell on a purchase-order basis rather than pursuant to long-term contracts and we expect these fluctuations to continue in the future. We are therefore sensitive to variability in demand by our customers. Because we time our expenditures in anticipation of future sales, our operating results may be less than we estimate if the timing and volume of customer orders do not match our expectations. Furthermore, we may not be able to capture all potential revenue in a given period if our customers’ demand for quick-turn services exceeds our capacity during that period. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Because a significant portion of our operating expenses are fixed, even a small revenue shortfall can have a disproportionate effect on our operating results. It is possible that, in future periods, our results may be below the expectations of public market analysts and investors. This could cause the market price of our common stock to decline.

We rely on a core group of significant customers for a substantial portion of our net sales, and a reduction in demand, or an inability to pay, from this core group could adversely affect our total revenue.

Although we have a large number of customers, net sales to our largest customer accounted for approximately 5% of our net sales in 2003. Net sales to our ten largest customers accounted for approximately 24% of our net sales during the same period. We may depend upon a core group of customers for a material percentage of our net sales in the future. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. We cannot assure you that significant customers will order services from us in the future or that they will not reduce or delay the amount of services ordered. Any reduction or delay in orders could negatively impact our revenues. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations would be adversely affected.

If we experience excess capacity due to variability in customer demand, our gross margins may decline.

We maintain our production facilities at less than full capacity to retain our ability to respond to additional quick-turn orders. However, if these orders are not received, we could experience losses due to excess capacity. Whenever we experience excess capacity, our sales revenue may be insufficient to fully cover our fixed overhead expenses and our gross margins will decline. Conversely, we may not be able to capture all potential revenue in a given period if our customers’ demands for quick-turn services exceed our capacity during that period.

We are subject to intense competition and our business may be adversely affected by these competitive pressures.

The printed circuit board industry is highly fragmented and characterized by intense competition. We principally compete with independent and captive manufacturers of complex quick-turn and longer-lead printed circuit boards. Our principal competitors include other established public companies, smaller private companies and integrated subsidiaries of more broadly based volume producers that also manufacture multi-layer printed circuit boards and other electronic assemblies. Some of our principal competitors are less highly-leveraged than us and may have greater financial and operating flexibility.

For us to be competitive in the quick-turn sector, we must maintain a large customer base, a large staff of sales and marketing personnel, considerable engineering resources, and proper tooling and equipment to permit fast turnaround of small lots on a daily basis.

If Asian based production capabilities increase in sophistication, we may lose market share and our gross margins may be adversely affected by increased pricing pressure.

Price competition from printed circuit board manufacturers based in Asia and other locations with lower production costs may play an increasing role in the printed circuit board markets in which we compete. While printed circuit board manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, they are expanding their manufacturing capabilities to produce higher layer count, higher technology printed circuit boards. In the future, competitors in Asia may be able to effectively compete in our higher technology markets, which may force us to lower our prices, reducing our gross margins or decreasing our net sales.

We rely on suppliers for the timely delivery of raw materials used in manufacturing our printed circuit boards, and an increase in industry demand or the presence of a shortage for these raw materials may increase the price of these raw materials and reduce our gross margins.

To manufacture our printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil and chemical solutions, which we generally order from our suppliers on a purchase order basis. We use just-in-time procurement practices to maintain raw materials inventory at low levels and do not have guaranteed supply contracts with our suppliers. Although we have preferred suppliers for most of our raw materials, the materials we use are generally readily available in the open market, and numerous other potential suppliers exist. However, from time to time manufacturers of products that also use these raw materials increase their demand for these materials and, as a result, the prices of these materials increase. During these periods of increased demand, our gross margins may decrease as we have to pay more for our raw materials. If a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could harm our ability to deliver our products on a timely basis.

In addition, uncertainty during our recapitalization process and losses experienced by certain of our unsecured creditors may have adversely affected our relationships with our suppliers. If suppliers become increasingly concerned about our financial condition, they may demand faster payments or refuse to extend normal trade credit, both of which could further adversely affect our cash flow and our results of operations. We may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect our results of operations.

Defects in our products could result in financial or other damages to our customers which could result in reduced demand for our services and liability claims against us.

Defects in the products we manufacture, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Defects in our products could result in financial or other damages to our customers. Our sales arrangements generally contain provisions designed to limit our exposure to product liability and related claims, but existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability claims made against us, even if unsuccessful, would be time consuming and costly to defend. Although we maintain a warranty reserve, this reserve may not be sufficient to cover our warranty or other expenses that could arise as a result of defects in our products.

If we are unable to protect our intellectual property or we infringe or are alleged to infringe on others’ intellectual property, our operating results may be adversely affected.

We primarily rely on trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken to protect our intellectual property rights will prevent unauthorized use of our technology. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our proprietary technology.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringe on their intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and invalidate our proprietary rights. In addition, these lawsuits, regardless of their merits, would likely be time consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation alleging our infringement of a third-party’s intellectual property also could force us or our customers to:

•	stop producing products that use the intellectual property in question;

•	obtain an intellectual property license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that use the technology in question.

The costs to us resulting from having to take any of these actions could be substantial and our operating results could be adversely affected.

Complying with applicable environmental laws requires significant resources and if we fail to comply, we could be subject to substantial liability.

Our operations are regulated under a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use in our manufacturing process materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. Our efforts to comply with applicable environmental laws require an ongoing and significant commitment of our resources. Over the years, environmental laws have become, and may in the future become, more stringent, imposing greater compliance costs on us. In addition, because we are a generator of hazardous wastes and our sites may become contaminated, we may be subject to potential financial liability for costs associated with an investigation and any remediation of such sites. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium, waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment.

Violations of environmental laws could subject us to revocation of the environmental permits we require to operate our business. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby negatively impacting revenues and potentially causing the market price of our common stock to decline. Additionally, if we are liable for any violation of environmental laws, we could be required to undertake expensive remedial actions and be subject to additional penalties.

Several of our officers and directors are named defendants in several securities class action complaints and other litigation, which could divert management attention and result in substantial indemnification costs.

Certain of our current and former officers and directors have been named as defendants in a number of class action and related lawsuits. Under Delaware law, our charter documents, and certain indemnification agreements we entered into with our executive officers and directors, we must indemnify our current and former officers and directors to the fullest extent permitted by law. The indemnification covers any expenses and/or liabilities reasonably incurred in connection with the investigation, defense, settlement or appeal of legal proceedings. The obligation to provide indemnification does not apply if the officer or director is found to be liable for fraudulent or criminal conduct. For the period in which the claims were asserted, we had in place director’s and officer’s liability insurance policies. We are unable to estimate what our indemnification liability in these matters may be. If our director’s and officer’s liability insurance policies do not adequately cover our expenses related to those class action lawsuits, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our financial condition, cash flows or results of operations. In addition, these lawsuits could divert management attention from our day to day operations, which could have a material adverse effect on our business.

We are subject to risks arising from our international sales and supply chain which could adversely affect our revenue and operating results.

We generate a significant portion of our revenue from non-U.S. sales, and a significant portion of the raw materials and components we use to produce our products are provided by international suppliers. As a result of our international operations and supply chain, we are affected by economic and political conditions in foreign countries, including:

•	the imposition of government controls;

•	export license requirements;

•	political and economic instability;

•	trade restrictions;

•	changes in tariffs and duties;

•	labor unrest and difficulties in staffing;

•	coordinating communications among and managing international operations;

•	fluctuations in currency exchange rates;

•	earnings expatriation restrictions;

•	misappropriation of intellectual property; and

•	constraints on our ability to maintain or increase prices.

Any of these factors could adversely impact our ability to secure our raw materials or our ability to sell our products internationally. This could reduce our revenue and adversely impact our operating results.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

Our future success will depend to a significant degree upon the continued contributions of our key management, marketing, technical, financial, accounting and operational personnel, including Bruce D. McMaster, our President and Chief Executive Officer. None of our key employees has entered into an employment agreement or other similar arrangement, with the exception of a non-solicitation agreement between Bruce D. McMaster and us. The loss of the services of one or more key employees could have a material adverse effect on our results of operations. We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled managerial and technical personnel. Competition for such personnel is intense. There can be no assurance that we will be successful in attracting and retaining such personnel. In addition, recent and potential future facility shutdowns and workforce reductions may have a negative impact on employee recruiting and retention.

Our manufacturing processes depend on the collective industry experience of our employees. If these employees were to leave and take this knowledge with them, our manufacturing processes may suffer and we may not be able to compete effectively.

Other than our trade secret protection, we rely on the collective experience of our employees to ensure that we continuously evaluate and adopt new technologies in our industry. If a significant number of employees involved in our manufacturing processes were to leave our employment and we are not able to replace these people with new employees with comparable experience, our manufacturing processes may suffer as we may be unable to keep up with innovations in the industry. As a result, we may not be able to continue to compete effectively.

The terms of our lending arrangements may restrict our financial and operational flexibility.

The terms of our indebtedness under our asset-based revolving credit facility and the DDi Capital Senior accreting notes restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Dynamic Details and its subsidiaries are also required to maintain specified financial ratios and satisfy certain financial condition tests. Our subsidiaries’ ability to meet those financial ratios and tests can be affected by events beyond our subsidiaries’ control, and there can be no assurance that they will meet those tests. Substantially all our assets and our subsidiaries’ assets are pledged as security under our asset-based revolving credit facility. Substantially all the assets of DDi Europe are pledged as security under the DDi Europe facilities agreement.

We exceeded the £7.0 million (approximately $11.7 million) overdraft limit on our European working capital facility in the fourth quarter of 2003. In anticipation of this occurrence, we and our European lender commenced negotiations for a bridge loan that would increase the total available borrowing limit by £750,000. In January 2004, we raised private equity capital, of which $4.0 million (approximately £2.4 million) was used to reduce the drawn balance of the working capital facility. In light of the reduction in borrowings and our business plans for 2004, we and our European modified the DDi Europe credit facility agreement, which includes a deferment of the scheduled term loan principal repayments, including a deferral of amounts that would otherwise have been due in 2004. In addition, we obtained a waiver from our European lender for exceeding the £7.0 million ($12.5 million) overdraft limit on our working capital facility during the eleven months ended November 30, 2003 and during the one month ended December 31, 2003.

We may need additional capital in the future and it may not be available on acceptable terms, or at all.

We may need to raise additional funds for the following purposes:

•	to fund our operations beyond 2004;

•	to fund working capital requirements for future growth that we may experience;

•	to enhance or expand the range of services we offer;

•	to increase our sales and marketing activities; or

•	to respond to competitive pressures or perceived opportunities, such as investment, acquisition and international expansion activities.

If such funds are not available when required or on acceptable terms, our business and financial results could suffer.

If we make unprofitable acquisitions or are unable to successfully integrate future acquisitions, our business could suffer.

We have in the past and from time to time in the future may acquire businesses, products or technologies that we believe complement or expand our existing business. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies, especially given the specialized nature of our business;

•	diversion of management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	initial dependence on unfamiliar supply chains or relatively small supply partners; and

•	the potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	assume liabilities;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; or

•	become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that any future acquisitions by us will be successful and will not materially adversely affect our business, operating results or financial condition. The failure to manage and successfully integrate acquisitions we make could materially harm our business and operating results.

Risks Relating to our Stock and this Offering

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

We issued an aggregate of 23,749,926 shares of our common stock upon our emergence from bankruptcy to former holders of our debt and equity securities and other claimants. In January 2004, we issued the 1,000,000 shares of our common stock that have been registered pursuant to a registration statement of which this prospectus is a part. In addition, on March 30, 2004, we sold in a private placement 147,679 shares of Series B-1 Preferred Stock and 1,139,238 shares of Series B-2 Preferred Stock to certain institutional investors. Each share of the Series B-1 and B-2 Preferred Stock is initially convertible into four shares of our common stock, or 5,147,668 shares of our common stock in the aggregate, subject to certain anti-dilution and other customary adjustments. We have agreed to register the shares of common stock the holders will receive upon conversion of the preferred stock. These shares may be sold at any time, subject to compliance with applicable law, including the Securities Act, and certain provisions of our certificate of incorporation, bylaws and registration rights agreements with the holders of such shares.

Sales in the public market of large blocks of shares of our common stock, or the perception that those sales could occur, could lower our stock price and impair our ability to raise funds in future stock offerings. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The trading price of our old common stock may not have any correlation to the trading prices of the common stock issued in connection with our recent bankruptcy and the trading price may continue to be volatile.

We recently emerged from Chapter 11 and the current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. We canceled all of our outstanding common stock in our recently completed bankruptcy proceeding. The market price of our old common stock fluctuated substantially, even before our bankruptcy proceedings commenced. Shares of our old common stock traded between a high of $33.63 and a low of $5.71 in fiscal year 2001, between a high of $13.06 and a low of $0.12 in fiscal year 2002 and between a high of $0.27 and a low of $0.01 in fiscal year 2003 through December 12, 2003.

The trading prices of our old common stock may not have any correlation to the trading price of our new common stock. Between December 12, 2003 and April 1, 2004, the price of our Common Stock on the OTC Bulletin Board and the Nasdaq National Market has ranged from a high of $19.50 to a low of $9.10 per share.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, announcements of technological innovations that impact our services, customers, competitors or markets, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industries, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

The trading price of our common stock may be affected by the future trading volume.

Our common stock is listed on the Nasdaq National Market. Limited trading volume of our common stock could affect the trading price by magnifying the effect of larger purchase or sale orders, and could increase the trading price volatility in general. No prediction can be made as to future trading volumes of our common stock on the Nasdaq National Market.

We may in the future seek to raise funds through equity offerings, or there may be other events which could have a dilutive effect on our common stock.

In the future we may determine to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire such securities or our common stock. In any such case, the result could ultimately be dilutive to our common stock by increasing the number of shares outstanding.

In connection with our plan of reorganization, we issued warrants that were exercisable for 807,090 shares of our common stock as of April 1, 2004. The shares issuable upon exercise of the warrants may increase subject to anti-dilutive rights which we granted to the warrant holders. The warrants are held in an escrow account until December 12, 2005 and are subject to reduction or termination. We also granted options to purchase an aggregate of 2,620,434 shares of our common stock and issued 1,250,000 shares of restricted stock under our 2003 Management Equity Incentive Plan and an additional 2,919,686 shares of our common stock may be issued to members of management and non-employee directors under our 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan upon the exercise of options not yet granted under the plans. In addition, on March 30, 2004, we sold in a private placement 147,679 shares of Series B-1 Preferred Stock and 1,139,238 shares of Series B-2 Preferred Stock to certain institutional investors. Each share of the Series B-1 and B-2 Preferred Stock is initially convertible into four shares of our common stock, or 5,147,668 shares of our common stock in the aggregate, subject to certain anti-dilution and other customary adjustments. The exercise of these options, warrants, other equity interests granted under our 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan or under other plans adopted in the future, and the conversion of the preferred stock will have a dilutive effect on our common stock.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult even though it may be beneficial to our stockholders.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our anti-takeover provisions include provisions in the certificate of incorporation providing that stockholders’ meetings may only be called by the board of directors and a provision in the bylaws providing that the stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue an additional 2,713,083 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD LOOKING INFORMATION

A number of the matters and subject areas discussed in this prospectus and in the documents incorporated herein by reference, are forward-looking in nature. All statements other than statements of historical facts included in this prospectus and in the documents incorporated herein by reference, relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements.

Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue,” “may,” “could” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our expectations will be realized.

In addition to other factors and matters discussed elsewhere in this prospectus and in the documents incorporated herein by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•	changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the electronics industry;

•	our ability to sustain historical margins as the industry develops;

•	increased competition;

•	increased costs;

•	our ability to retain key members of management;

•	adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and

•	other factors identified from time to time in our filings with the Securities and Exchange Commission.

We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the rules and uncertainties described under the heading “Risk Factors” contained herein.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

We will pay all expenses incurred by the selling stockholders in disposing of the shares, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders. We will bear also all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our independent accountants.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, certain information about the selling stockholders as of April 8, 2004.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.

However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder(1)	Shares of Common Stock Beneficially Owned Prior to This Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After This Offering
	Number	Percentage		Number	Percentage
Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund	163,300	*	70,000	93,300	*
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund	2,701,300	8.0%	930,000	1,141,300	4.4%

(1)	The term “selling stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
*	Less than 1%.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a)	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e)	privately negotiated transactions;

(f)	short sales;

(g)	through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h)	through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

(i)	one or more underwritten offerings on a firm commitment or best efforts basis; and

(j)	any combination of any of these methods of sale.

The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling securityholder takes such actions, the number of securities offered under this prospectus on behalf of such selling securityholder will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling securityholder and/or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling stockholders have sold all of the securities. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

The validity of the common stock described in this prospectus has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to our emergence from bankruptcy on December 2, 2003) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until the selling stockholders have sold all the shares offered by this prospectus. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 30, 2004;

•	our current reports on Form 8-K filed with the Securities and Exchange Commission on January 22, 2004, February 23, 2004, March 2, 2004, March 4, 2004 March 29, 2004 and April 7, 2004;

•	the description of our common stock, $0.001 par value, set forth in the Form 8-A/A (File No. 000-30241) Registration Statement filed with the SEC on January 20, 2004, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

DDi Corp

1220 Simon Circle

Anaheim, California 92806

Attention: Joe Gisch

Telephone: (714) 688-7200

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission for the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read the information filed by us with the Securities and Exchange Commission, including the registration statement, over the Internet at the Securities and Exchange Commission’s Web site at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference

You may request a copy of our filings with the Securities and Exchange Commission, at no cost, by writing or telephoning us at the following address:

DDi Corp.

1220 Simon Circle

Anaheim, California 92806

Attention: Joe Gisch

Telephone (714) 688-7200